UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70041

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/03/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SurfTrade, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5704 Lunada Lane
(No. and Street)

Long Beach	CA	90814
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Blosser 310-213-8080
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AJSH & Co. LLP
(Name – *if individual, state last, first, middle name*)

C7/227, Sector-7, Rohini	New Delhi	Delhi	110085
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Blosser _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SurfTrade, LLC _____ , as of December 31 _____ , 20_20_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



<p style="text-align:center">Signature</p>

Chief Executive Officer
_____
Title

See Attachment

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*





CALIFORNIA JURAT

(CALIFORNIA GOVERNMENT CODE § 8202)

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA
COUNTY OF LOS ANGELES------------------------

Subscribed and sworn to (or affirmed) before me on this 13 day of APRIL, 2021,
by ------MICHAEL BLOSSER------------------------------, proved to me on the basis of
(Name of Signer(s))
satisfactory evidence to be the person(s) who appeared before me.

STEPHANIE SANDOVAL
Notary Public - California
Los Angeles County
Commission # 2340497
My Comm. Expires Jan 16, 2025

Stephanie Sandoval
Signature of Notary Public (Notary Seal)

ADDITIONAL OPTIONAL INFORMATION

Description of Attached Document

Title or Type of Document: ANNUAL AUDITED REPORT FORM X-17A-5 PART III Document Date: ____________

Number of Pages: ______ Signer(s) Other Than Named Above: ______________________

Additional Information: ______________________________________

revision date 01/01/2015

SURFTRADE, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2020

C O N T E N T S

C-7/227, Sector-7, Rohini
New Delhi -110085
Tel: +91 11 4559 6689
Email: info@ajsh.in

AJSH & Co LLP
Chartered Accountants

Report of the Independent Registered Public Accounting Firm

To the Members of
SurfTrade, LLC

Opinion on the Financial statements

We have audited the accompanying statement of financial condition of SurfTrade, LLC (the "Company") as of December 31, 2020, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The supplementary information contained in Schedule I - Computation of Net Capital pursuant to Uniform Net Capital Rule 15c3-1 of Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.



AJSH & Co LLP
Chartered Accountants

C-7/227, Sector-7, Rohini
New Delhi -110085
Tel: +91 11 4559 6689
Email: info@ajsh.in

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

AJSH & Co

AJSH & Co LLP

We have served as the Company's Auditor since 2021.

New Delhi, India
April 23, 2021

SurtTrade, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

CURRENT ASSETS		
Cash	$	104,254
Prepaid expenses		1,704
TOTAL ASSETS	$	105,958

LIABILITIES AND MEMBER'S EQUITY

Accounts payable	$	2,809
TOTAL LIABILITIES	$	2,809
MEMBER'S EQUITY		103,149
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	105,958

The accompanying notes are an integral part of these financial statements.

SurfTrade, LLC
STATEMENT OF OPERATIONS
FOR THE PERIOD MARCH 3 - DECEMBER 31, 2020

REVENUES	
Interest income	$ 54
TOTAL REVENUES	54
EXPENSES	
Communications	35
Legal and professional	16,794
Reglatory fees and expenses	2,410
Office / Other expenses	5,036
TOTAL EXPENSES	24,275
NET LOSS	$ (24,221)

The accompanying notes are an integral part of these financial statements.

SurfTrade, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

Balance, March 2, 2020	$	127,370
Net loss		(24,221)
Balance, December 31, 2020	$	103,149

The accompanying notes are an integral part of these financial statements.

SurfTrade, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD MARCH 3 - DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (24,221)
Adjustments to reconcile net loss to net cash provided by operations:	
Prepaid Regulatory fees	(294)
Advance by Shareholder	652
Net cash provided by Operating Activities	(23,863)
INVESTING ACTIVITIES	
Office Equipment	(514)
A/D Office Equipment	514
Net Cash provided by investing Activities	-
Net Cash decrease for the period	(23,863)
Cash at beginning of period	128,117
Cash at end of year	$ 104,254

Supplemental Disclosures of Cash Flow Information:
There was no cash paid during the year for interest or income taxes.

The accompanying notes are an integral part of these financial statements.

NOTE A   **Nature of Business and Summary of Significant Accounting Policies**

Nature of Business - SurfTrade, LLC (Company), a Nevada limited liability company, was formed in December 2016. The Company was approved on March 3, 2020 as a broker/dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) and is a member of the Securities Investor Protection Corporation (SIPC). The Company is solely owned by SurfTrade International Corporation (the "Parent"). The Parent was formed as a Nevada corporation on November 15, 2016.

The Company operates pursuant to the paragraph (k)(2)(ii) exemptive provision of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities as an introducing broker or dealer and will clear transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. As the Company has not conducted business it does not currently maintain a clearing broker/dealer.

The Company is a non-exchange member effecting transactions in listed securities through exchange member.

Basis of Presentation
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax purposes. The Company's taxable income or loss is included in the individual tax return of its member; therefore, federal income taxes are not payable by or provide for the Company.

Cash
Cash consists of cash in a bank, held at one financial institution which at times my exceed federally insured limits. The Federal Deposit Insurance Corporation insures accounts up to $250,000. The Company reduces its exposure to credit risk by depositing its cash with high credit-quality financial institutions.

NOTE A   NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(CONTINUED)

Revenue Recognition
The Company recognizes revenue in accordance with Accounting Standards Codification
("ASC") Topic 606, Revenue from Contracts with Customers. This revenue recognition guidance
requires that an entity recognize revenue to depict the transfer of promised goods or services
to customers in an amount that reflects the consideration to which the entity expects to be
entitled in exchange for those goods or services. The guidance requires an entity to follow a
five-step model to (a) identify the contract(s) with a customer, (b) identify the performance
obligations in the contract, (c) determine the transaction price, (d) allocate the transaction
price to the performance obligations in the contract, and (e) recognize revenue when (or as)
the entity satisfies a performance obligation.

Upon commencement of revenue-generating activities, the Company intends to enter into
contracts with customers related to their approved business activities. The Company, upon
commencement of generating revenue, will recognize such revenue under ASC Topic 606. The
Company had no customers in 2020 and accordingly no revenue was recognized during the
year ended December 31, 2020.

Property Plant & Equipment
Property, Plant and Equipment is stated at cost and depreciated using the straight-line method
over the shorter of the estimated useful life of the asset or the lease term. Assets costing more
than $5,000 with a useful life of one year or more will be capitalized else, charged to the income
statement in the year of purchase.

Note B   **Contingencies**

There are currently no asserted claims or legal proceedings against the Company, however,
the nature of the Company's business subjects it to various claims, regulatory examinations,
and other proceedings in the ordinary course of business. The ultimate outcome of any such
action against the Company could have an adverse impact on the financial condition, results
of operations, or cash flows of the Company.

NOTE C   **Financial Instruments and Concentration of Risk**

Financial instruments subject to risk concentration is cash. The Company maintains depository
cash with one banking institution. Depository accounts are insured by the Federal Depository
Insurance Corporation ("FDIC") to a maximum of $250,000 per bank, per depositor.

NOTE D **Net Capital Requirements**

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during the first year following SEC approval. At December 31, 2020, the Company had net capital of $101,445, which was $96,445 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was .03 to 1.0.

NOTE E **Related Party Transactions**

The sole shareholder of the Parent purchases supplies or pays for expenses of the Company from time to time. The sole shareholder of the Parent paid for $5,290 of expenses on behalf of the Company between March 3, 2020 and December 31,2020. The Company reimbursed the sole shareholder of the Parent $4,638 between March 3, 2020 and December 31,2020 for expenses paid by the sole shareholder of the Parent on behalf of the Company. The Company owes the sole shareholder of the Parent $2,809 at December 31, 2020 for expenses paid by the sole shareholder of the Parent on behalf of the Company and is reflected on the Statement of Financial Condition as Accounts Payable. The entirety of the outstanding payable due to the sole shareholder of the Parent at December 31, 2020 is attributable to expenses paid for by the sole shareholder of the Parent since the Company was approved as a broker/dealer on March 3, 2020.

Financial position and results of operations could differ from the amounts in the financial statements if these transactions did not exist.

NOTE F **Recent Accounting Pronouncements**

During the year ended December 31, 2020 and through February 25, 2021, there were several new accounting pronouncements issued by the FASB. Each of these pronouncements, as applicable, has been or will be adopted by the Company. Management does not believe the adoption of any of these accounting pronouncements has had or will have a material impact on the Company's financial statements.

NOTE G **Subsequent Events**

The Company has evaluated subsequent events through April 23, 2021, the date the financial statements were available to be issued. No subsequent events occurred which require adjustment or disclosure to the financial statements at December 31, 2020.

Note H **Economic Risks**

In March 2020, The World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While the Company believes that it is in an appropriate position to sustain the short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

COMPUTATION OF NET CAPITAL

Total member's equity qualified for net capital	$	103,149
Deductions and/or charges		
Nonallowable assets:		
Prepaid expenses		1,704
Net capital	$	101,445

AGGREGATE INDEBTEDNESS

Accounts payable	$	2,809

COMPUTATION ON BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	351
Minimum dollar net capital requirement	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	5,000
Excess net capital	$	96,445
Ratio: Aggregate indebtedness to net capital		.03 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2020 as filed by SurfTrade, LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors
No statement is required as no subordinated liabilities existed at any time during the year.

Statement regarding the Exemption from Reserve Requirements

The Company is exempt from the reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company is an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4, as are customarily made and kept by a clearing broker or dealer.

See accompanying report of independent registered public accounting firm.

C-7/227, Sector-7, Rohini
New Delhi -110085
Tel: +91 11 4559 6689
Email: info@ajsh.in

Report of the Independent Registered Public Accounting Firm

To the Members of
SurfTrade, LLC

We have reviewed management's statements, included in the accompanying SurfTrade, LLC's Exemption Report, in which (1) SurfTrade, LLC identified the following provisions of 17 C.F.R. §1Sc3-3 under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



AJSH & Co LLP

New Delhi, India
April 23, 2021

SurfTrade, LLC

5704 Lunada Lane / Long Beach, CA 90814
310-213-8080

Exemption Report

SurfTrade, LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

SurfTrade, LLC

I, Michael Blosser, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Michael Blosser, Chief Executive Officer

April 13, 2021